

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2015

Via E-mail
Mr. Atish Shah
Chief Financial Officer
71 South Wacker Drive
12th Floor
Chicago, IL 60606

> **Re:** **Hyatt Hotels Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 18, 2015**
> **File No. 1-34521**

Dear Mr. Shah:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Hyatt Gold Passport Fund, page F-15

1. We note your disclosure that the Hyatt Gold Passport Fund is determined to be a VIE, which you consolidate as a result of being the primary beneficiary. Please tell us your consideration for presenting the assets and liabilities of consolidated VIE separately on the face of the consolidated balance sheets in accordance with ASC 810-10-45-25.

2. We note that the obligation related to the Hyatt Gold Passport loyalty program is actuarially determined based on historical experience, which includes an estimate of the breakage for points that will never be redeemed. Please explain to us how you determine when the likelihood of redemption becomes remote and tell us the amounts of breakage for the periods presented. To the extent the breakage amounts are material, disclose the amounts of breakage in future filings.

3. In addition to above, please also include disclosure in your MD&A to describe the impact of the program to your results of operations, if material.

<u>Self insurance, page F-47</u>

4.   In future periodic filings, please disclose a roll forward of your insurance reserves for each year presented. The roll forward should include the amount of incurred claims, any changes in the provision for prior year events, and the amount of payments made.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquviel, Staff Accountant, at (202) 551-3395 or me at (202) 551-3486 with any questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant